EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 28, 2008

(Thousands of Dollars)

	Nine
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$213,185	138,229
Add:
Fixed charges	46,776	15,547
Income taxes	99,290	63,291
	-----------	-----------
Total	$359,251	217,067
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Fixed charges:
Interest expense	$ 36,107	11,729
Rental expense representative
of interest factor	10,669	3,818
	-----------	-----------
Total	$ 46,776	15,547
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Ratio of earnings to fixed charges	7.680	13.962
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